UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EQT GP HOLDINGS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885J 103

(CUSIP Number)

Robert J. McNally

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EQT Gathering Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 239,715,000 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 239,715,000 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,715,000 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 90.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EQT Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 239,715,000 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 239,715,000 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,715,000 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 90.1%

14	Type of Reporting Person (See Instructions) CO (Corporation)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 239,715,000 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 239,715,000 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,715,000 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 90.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 239,715,000 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 239,715,000 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,715,000 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 90.1%

14	Type of Reporting Person (See Instructions) CO (Corporation)

Item 1.         Security and Issuer.

This Amendment No. 2 to Schedule 13D (Amendment No. 2) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on May 26, 2015,  as amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 22, 2017 (as amended, Schedule 13D), and relates to common units (Common Units) representing limited partner interests of EQT GP Holdings, LP, a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.  Capitalized terms used in this Amendment No. 2 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 2.         Identity and Background.

Item 2(b) of Schedule 13D is hereby amended and restated in its entirety as follows:

(b)  The business address of Gathering Holdings, EPC and EQT is 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania, 15222.

The business address of Investments Holdings is 824 N. Market Street, Suite 220, Wilmington, Delaware 19801.

Item 2(c) of Schedule 13D is hereby amended by amending and restating the first paragraph thereof in its entirety as follows:

The principal business of Gathering Holdings is to own a limited partner interest in the Issuer, all of the membership interests in the General Partner, and interests in other subsidiaries of EQT which are engaged in natural gas midstream activities.  The principal business of EPC is to engage in natural gas production activities. EPC also owns a number of EQT subsidiaries, including Gathering Holdings. The principal business of Investments Holdings is to serve as an intercompany holding company for subsidiaries of EQT. EQT conducts its business through five business segments: EQT Production, EQM Gathering, EQM Transmission, RMP Gathering and RMP Water.  EQT Production is the leading natural gas producer in the United States, based on average daily sales volumes, with 21.4 Tcfe of proved natural gas, natural gas liquids and crude oil reserves across approximate 4.0 million gross acres, including approximately 1.1 million gross acres in the Marcellus play, many of which have associated deep Utica or Upper Devonian drilling rights, and approximately 0.1 million gross acres in the Ohio Utica as of December 31, 2017.  EQM Gathering and EQM Transmission provide gathering, transmission and storage services for EQT’s produced gas, as well as for independent third parties across the Appalachian Basin through EQT’s ownership and control of EQT Midstream Partners, LP (EQM), a publicly traded limited partnership formed by EQT to own, operate, acquire and develop midstream assets in the Appalachian Basin.  RMP Gathering provides natural gas gathering services to EQT in the dry gas core of the Marcellus Shale in southwestern Pennsylvania through Rice Midstream Partners LP (RMP).  RMP Water provides water services that support well completion activities and collects and recycles or disposes of flowback and produced water for EQT and third parties in Washington and Green Counties, Pennsylvania and Belmont County, Ohio also through RMP.

Item 2(c) of Schedule 13D is hereby further amended by amending and restating the tables identifying the Covered Individuals in such item in their entirety as follows:

Name	Position
EQT Corporation
Steven T. Schlotterbeck	Director, President and Chief Executive Officer
David L. Porges	Executive Chairman
Vicky A. Bailey	Director
Philip G. Behrman	Director
Kenneth M. Burke	Director
A. Bray Cary, Jr.	Director
Margaret K. Dorman	Director
Thomas F. Karam	Director
Daniel J. Rice IV	Director
James E. Rohr	Director
Norman J. Szydlowski	Director
Stephen A. Thorington	Director
Lee T. Todd, Jr.	Director
Christine J. Toretti	Director
Robert F. Vagt	Director

Name	Position
Jeremiah J. Ashcroft III	Senior Vice President and President, Midstream
Lewis B. Gardner	General Counsel and Vice President, External Affairs
Donald M. Jenkins	Chief Commercial Officer
Robert J. McNally	Senior Vice President and Chief Financial Officer
Charlene Petrelli	Vice President and Chief Human Resources Officer
David E. Schlosser, Jr.	Senior Vice President and President, Exploration and Production
Jimmi Sue Smith	Chief Accounting Officer

EQT Investments Holdings, LLC
Daniel A. Greenblatt	Member of Board of Managers and President
Joshua C. Miller	Member of Board of Managers and Vice President
Phillip D. Swisher	Member of Board of Managers and Executive Vice President

EQT Production Company
Robert J. McNally	Director
Charlene Petrelli	Director
David E. Schlosser, Jr.	Director and President

EQT Gathering Holdings, LLC
Jeremiah J. Ashcroft III	Member of Board of Managers and President
Robert J. McNally	Member of Board of Managers
Jimmi Sue Smith	Member of Board of Managers

Item 4.         Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented by deleting the second and third paragraphs thereof in their entirety and adding the following paragraphs after the first paragraph thereof:

On June 19, 2017, EQT entered into an Agreement and Plan of Merger (the Merger Agreement) with Rice Energy Inc. (Rice), pursuant to which a wholly owned indirect subsidiary of EQT merged with and into Rice (the Merger), and immediately thereafter Rice merged with and into another wholly owned indirect subsidiary of EQT.  As a result of the Merger, EQT obtained, among other things, Rice’s approximately 28% limited partner interest and 100% of the incentive distribution rights of RMP.  In addition, EQT obtained ownership of certain other midstream assets owned by subsidiaries of Rice (the Retained Midstream Assets).

On February 21, 2018, EQT announced, among other things, that its Board of Directors approved a plan to separate its upstream and midstream businesses, creating a standalone publicly traded corporation (NewCo) that will focus on midstream operations.  NewCo will own the midstream interests held by EQT.  EQT also announced that it plans to pursue the following:

•                                          A drop-down of the Retained Midstream Assets in an accretive transaction to EQM;

•                                          A merger of EQM and RMP in an accretive transaction; and

•                                          A sale of the RMP incentive distribution rights (IDRs) to the Issuer.

A copy of the press release in which EQT announced the foregoing (the Separation and Midstream Streamlining Transactions), among other things, is attached to this Schedule 13D as Exhibit G and incorporated into this Item 4 by reference.

Other than the Separation and Midstream Streamlining Transactions, as of the date of this Amendment No. 2, the Reporting Persons have not formulated any definitive plan or proposal relating to or which would result in any of the matters specified in clauses (a) through (i) of Item 4 of Schedule 13D with respect to the Issuer or its subsidiaries (the Enumerated Matters). There can be no assurance that EQT’s plan to pursue the Separation and Midstream Streamlining Transactions will result in a transaction of interest to the Reporting Persons or the Issuer, or as to the terms of such transactions.  The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 5.         Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 (1)                                 As of February 21, 2018, the number of Common Units issued and outstanding is 266,165,000.  Gathering Holdings is the record and beneficial owner of 239,449,000 Common Units, which represent approximately 90.0% of the outstanding Common Units of the Issuer, and, through its sole ownership of GP Corporation, Gathering Holdings beneficially owns an additional 266,000 Common Units, which represent approximately 0.1% of the outstanding Common Units of the Issuer.

(2)                                 EPC does not directly own any Common Units of the Issuer; however, as the sole member of Gathering Holdings, it may be deemed to beneficially own the 239,715,000 Common Units beneficially owned by Gathering Holdings, which represent approximately 90.1% of the outstanding Common Units of the Issuer.

(3)                                 Investments Holdings does not directly own any Common Units of the Issuer; however, as the sole stockholder of EPC and indirect owner of Gathering Holdings, it may be deemed to beneficially own the 239,715,000 Common Units beneficially owned by Gathering Holdings, which represent approximately 90.1% of the outstanding Common Units of the Issuer.

(4)                                 EQT does not directly own any Common Units of the Issuer; however, as the sole member of Investments Holdings and indirect owner of Gathering Holdings, it may be deemed to beneficially own the 239,715,000 Common Units beneficially owned by Gathering Holdings, which represent approximately 90.1% of the outstanding Common Units of the Issuer.

(5)                                 In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Vicky A. Bailey	3,241	*
Philip G. Behrman	19,741	*
Kenneth M. Burke	5,000	*
A. Bray Cary, Jr.	19,841(1)	*
Margaret K. Dorman	19,841	*
Lewis B. Gardner	28,503	*
Charlene Petrelli	25,085	*
David L. Porges	56,263	*
James E. Rohr	30,940	*
Steven T. Schlotterbeck	37,762	*
Jimmi Sue Smith	7,538	*
Phillip D. Swisher	4,769	*
Stephen A. Thorington	42,840(2)	*
Lee T. Todd, Jr.	3,241	*

*                             Less than 1% of the class beneficially owned.

(1)                     Includes 12,300 Common Units beneficially owned that are held in the Cary Foundation, Inc. in which Mr. Cary has sole voting and investment power.

(2)                     Includes 11,358 phantom units granted under the 2015 LTIP, which have the economic equivalent of 11,358 Common Units and represent compensation that is deferred until retirement.

(b)                                 The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.  To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)                                  Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)                                 GP Corporation has the right to receive distributions from, and the proceeds from the sale of, the 266,000 Common Units for which it is the registered holder.  The Reporting Persons also have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5.  Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)                                  Not applicable.

Item 7.         Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT A

Joint Filing Statement dated May 26, 2015 (attached as Exhibit A to the Schedule 13D (File No. 005-88854) filed with the Commission on May 26, 2015 and incorporated herein in its entirety by reference).

EXHIBIT B

Power of Attorney dated June 22, 2017 (attached as Exhibit B to Amendment No. 1 to the Schedule 13D (File No. 005-88854) filed with the Commission on June 22, 2017 and incorporated herein in its entirety by reference).

EXHIBIT C

First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT D

Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated December 7, 2017 (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the Commission on December 8, 2017 and incorporated herein in its entirety by reference).

EXHIBIT E

First Amended and Restated Limited Liability Company Agreement of EQT GP Services, LLC, dated May 15, 2015 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT F

Underwriting Agreement, dated May 11, 2015, by and among EQT GP Holdings, LP, EQT GP Services, LLC, EQT Gathering Holdings, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT G

Press Release, dated February 21, 2018 (filed as Exhibit 99.1 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018 and incorporated in its entirety herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 22, 2018

EQT GATHERING HOLDINGS, LLC

	By:	/s/Jeremiah J. Ashcroft III
	Name:	Jeremiah J. Ashcroft III
	Title:	President

EQT PRODUCTION COMPANY

	By:	*
	Name:	David E. Schlosser, Jr.
	Title:	President

EQT INVESTMENTS HOLDINGS, LLC

	By:	/s/Joshua C. Miller
	Name:	Joshua C. Miller
	Title:	Vice President

EQT CORPORATION

	By:	/s/Robert J. McNally
	Name:	Robert J. McNally
	Title:	Senior Vice President and Chief Financial Officer

*/s/Robert J. McNally

By: Robert J. McNally, as attorney-in-fact.

Signature Page to Schedule 13D/A for EQT GP Holdings, LP

EXHIBIT INDEX

EXHIBIT A

Joint Filing Statement dated May 26, 2015 (attached as Exhibit A to the Schedule 13D (File No. 005-88854) filed with the Commission on May 26, 2015 and incorporated herein in its entirety by reference).

EXHIBIT B

Power of Attorney dated June 22, 2017 (attached as Exhibit B to Amendment No. 1 to the Schedule 13D (File No. 005-88854) filed with the Commission on June 22, 2017 and incorporated herein in its entirety by reference).

EXHIBIT C

First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT D

Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated December 7, 2017 (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the Commission on December 8, 2017 and incorporated herein in its entirety by reference).

EXHIBIT E

First Amended and Restated Limited Liability Company Agreement of EQT GP Services, LLC, dated May 15, 2015 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT F

Underwriting Agreement, dated May 11, 2015, by and among EQT GP Holdings, LP, EQT GP Services, LLC, EQT Gathering Holdings, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT G

Press Release, dated February 21, 2018 (filed as Exhibit 99.1 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018 and incorporated in its entirety herein by reference).